December 18, 2013

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: ACCO Brands Corporation
Form 10-K for the year ended December 31, 2012
Filed February 28, 2013
File No. 001-08454

Dear Mr. Humphrey,

Set forth below are the responses of ACCO Brands Corporation (the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated November 18, 2013 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2012.

For your convenience, the Staff’s comment is set forth below in bold.

We note that you received a tax assessment from the FRD in December of 2012 and, as a result, you recorded a reserve in the amount of $44.5 million in consideration of this matter. We also note that $43.3 million of this amount was recorded as an increase to goodwill with respect to your May 1, 2012 acquisition of Mead. Please tell us why you believe a liability related to this tax assessment existed as of the acquisition date, and that an adjustment to the allocation of the purchase price is the correct treatment for this loss contingency. In your response, specifically address the existence and your knowledge of this action by the FRD on the acquisition date of May 1, 2012. Further, please tell us how you determined and when you closed the measurement period for this acquisition. Refer to FASB ASC 805-10-25-13 through 18.

Company’s Response

The Company believes that the uncertain tax liability existed as of the May 1, 2012 acquisition date and an adjustment to the allocation of the purchase price is the proper accounting treatment. The liability existed as of the acquisition date because the tax deduction at issue relates to goodwill that was created in connection with the 2004 acquisition of Tilibra Produtos de Papeleria (“Tilibra”) by MeadWestvaco Corporation (“MeadWestvaco”) and then deducted on tax returns subsequently filed by Tilibra prior to the acquisition date. Based on new information obtained by the Company during the measurement period, the Company concluded that it was not more likely than not that Tilibra would prevail in its challenge of the tax assessment. As a result, this uncertain tax liability was recorded as an adjustment to the allocation of the purchase price because it arises from facts and circumstances that existed as of the acquisition date.

The Company was aware of the potential tax liability prior to completion of the acquisition. The Company became aware of the potential uncertain tax liability related to goodwill deductibility which could be assessed against Tilibra by the Federal Revenue Department (“FRD”) of Brazil in October 2011 while conducting due diligence in connection with the possible acquisition of the Consumer & Office Products business (“C&OP Business”) of MeadWestvaco. Tilibra was a part of the C&OP Business. On November 17, 2011, the Company executed an agreement with MeadWestvaco to acquire the C&OP Business and assume the associated liabilities, including the tax liabilities of the acquired foreign operations.

In February 2012, Tilibra was notified by the FRD that an examination in respect of Tilibra’s corporate income taxes for the years 2007-2010 would commence and the Company was advised of the examination by MeadWestvaco’s counsel.

On May 1, 2012, the Company completed its acquisition of the C&OP Business.

As the Staff notes, in December 2012, the FRD notified Tilibra of a tax assessment in respect of the goodwill deductibility for the tax year ended December 2007.

Based on new information received during the measurement period, the Company recorded the liability as an adjustment to the allocation of the purchase price. While preparing the 2012 annual financial statements, the Company reviewed the merits of the case, including the new information detailing the basis for the tax assessment provided by the FRD and the facts and circumstances supporting the goodwill deduction which existed as of the acquisition date. The Company also considered the perspectives of tax counsel in Brazil about the likelihood of success in defeating the tax assessment in light of this new information, as well as the lack of established legal precedent on which to base a definitive opinion. Based on this new information, the Company concluded that it was not more likely than not that Tilibra would prevail in its challenge of the tax assessment and recorded the uncertain tax liability during the quarter ended December 31, 2012.

In accordance with ASC 805-10-25-13 through 25-14, an acquirer has a period of time known as the measurement period to retrospectively adjust the amounts initially recognized in connection with the valuation of acquired assets and assumed liabilities at the acquisition date. These adjustments would only be to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Such measurement period is not to exceed one year from the acquisition date. As described above, our adjustment to the allocation of the purchase price reflects new information which was obtained during the measurement period about facts and circumstances that existed at the acquisition date and therefore, adjustments to the valuation of the acquired assets and assumed liabilities are appropriate.

The measurement period, in respect of the Tilibra uncertain tax liability, remained open until the Company was no longer waiting to learn more information about the facts and circumstances that existed as of the acquisition date. The Company highlighted in its quarterly report on Form 10-Q filed for each of the quarters ended June 30 and September 30, 2012 that its fair value estimate of assets acquired and liabilities assumed was pending review and completion, and as such there could be material adjustments to its consolidated financial statements. Included in these quarterly reports was specific reference to the primary areas that were not finalized, including “contingent liabilities and income and non-income related taxes.” The most significant item outstanding and pending further investigation of the facts and circumstances that existed on May 1, 2012 was the Tilibra uncertain tax liability. Thus, because the measurement period related to the uncertain tax liability remained open and the new information obtained clearly related to facts and circumstances that existed at the acquisition date, the Company recorded the liability as an adjustment to the purchase price during the quarter ended December 31, 2012.

The measurement period for the acquisition of the C&OP Business was subsequently closed during the first quarter of 2013, before the end of the maximum allowable 12-month period, when the Company was no longer waiting to learn more information about the facts and circumstances that existed as of the acquisition date with respect to the acquired assets and assumed liabilities.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (847) 796-4740 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Neal V. Fenwick
Neal V. Fenwick
Executive Vice President and
Chief Financial Officer

cc:    Amy Geddes, United States Securities and Exchange Commission
Pamela R. Schneider, Esq., Senior Vice President, Secretary and General Counsel